EXHIBIT 3.1

[Official Seal of State of Nevada]	DEAN HELLER Secretary of State 206 North Carson Street Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz	Entity # E0432792006-5 Document Number: 20060369735-21 Date Filed: 6/9/2006 8:30:50 AM In the office of Dean Heller Secretary of State
Articles Of Incorporation (PURSUANT TO NRS 78)

Name of Incorporation:	CRC Crystal Research Corporation
Resident Agent:	Integrity Stock Transfer
Name and Street Address:	2920 N. Green Valley Parkway Building 5, Suite 527 Henderson, NV 89014
Number of shares with par value:	250,000,000.00 Par value: $0.001
Name & Addresses of Board of Directors/Trustee:	Dr. Kiril Pandelisev 4952 East Encanto Street Mesa, AZ 85205
Purposes:
Names, Address and Signature of Incorporator:	Dr. Kiril Pandelisev 4952 East Encanto Street Mesa, AZ 85205
Certificate of Acceptance of Appointment of Resident Agent:	/s/ Dr. Kiril Pandelisev June 9, 2006